                             (CANWEST GLOBAL LOGO)
                                 CANWEST GLOBAL
                              COMMUNICATIONS CORP.

                                  NEWS RELEASE

For Immediate Release
November 2, 2004

     CANWEST'S 2004 NET EARNINGS FROM CONTINUING OPERATIONS INCREASE 69% TO
                                  $194 MILLION

  Fourth quarter earnings from continuing operations $60 million, debt reduced

WINNIPEG - CanWest Global Communications Corp. today reported financial results for its fourth quarter and for its fiscal year ended August 31, 2004. Consolidated net earnings from continuing operations for the year were $194 million, or $1.10 per share, an increase of 69% as compared to net earnings from continuing operations of $115 million, or $0.60 per share, for the prior year.

Net earnings for the year reflected a number of one-time transactions, including gains of approximately $117 million in the fourth quarter on the sale of CanWest's shares in Ulster TV and the effective disposition of a 30% interest in CanWest's New Zealand broadcasting assets. As a result of the early retirement of certain indebtedness, CanWest recorded foreign currency exchange gains of $36 million, the write-off of deferred financing costs of $5 million, interest rate and foreign currency swap losses of $111 million. In addition, a net loss of $208 million from Fireworks Entertainment was recorded in losses of discontinued operations. The net loss for the year was $13 million versus net earnings of $46 million last year.

In its public reporting, the Company provides revenue and EBITDA results on both a consolidated basis and a combined basis. The consolidated financial results reflect the Company's investment in the TEN Group on an equity accounted basis, including CanWest's share of TEN's net earnings, but excluding revenues and EBITDA of TEN from consolidated revenues and EBITDA. The combined results include the Company's 56.6% proportionate share of TEN's revenue and EBITDA. Consolidated and combined net earnings are the same.

FINANCIAL HIGHLIGHTS ON A CONSOLIDATED AND COMBINED BASIS

For the twelve months ended August 31, 2004:

         - The Company's consolidated revenues for the year were $2,113 million compared to consolidated pro forma revenues of $2,100 million for the same period in 2003. Pro forma 2003 results provide a comparison based upon the same asset base as existed during the year ended August 31, 2004. Pro forma results for 2003 exclude the revenue and EBITDA contributions of newspaper operations that were sold in February 2003.

         - Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) for the year were $447 million compared to pro forma consolidated EBITDA of $469 million for the prior year.

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         -        Consolidated and combined net earnings from continuing
                  operations were $194 million, or $1.10 per share, for the year, up 69% from the $115 million, or $0.60 per share, reported for fiscal 2003.

         - Combined revenues increased by 4% to $2,566 million from pro forma combined revenues of $2,473 million for the prior fiscal year.

         - Combined EBITDA of $600 million in fiscal 2004 reflected an increase of 6% from the $568 million combined pro forma result for the prior year.

For the three months ended August 31, 2004:

         - Consolidated revenues for the fourth quarter, traditionally a weaker quarter for the media industry, were $470 million compared to $464 million for the same period in 2003.

         - Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended August 31, 2004 were $58 million compared to consolidated EBITDA of $66 million for the corresponding quarter in 2003.

         - Consolidated and combined net earnings from continuing operations for the fourth quarter were $60 million, or $0.34 per share, compared to $8 million, or $0.05 per share, reported for the same period in fiscal 2003.

         - Consolidated and combined net earnings for the quarter were $62 million, or $0.35 per share, compared to a loss of $45 million or $0.25 per share for the same period in fiscal 2003.

         - Combined revenues for the fourth quarter were $580 million, an increase of 3% from combined revenues of $563 million for same quarter of the previous year.

         - Combined EBITDA were $94 million for the fourth quarter, 9% higher than the $86 million for the fourth quarter of fiscal 2003.

Results from continuing operations exclude revenues from Fireworks Entertainment for both years, as Fireworks was classified as a discontinued operation during fiscal 2004. The Company's financial results for prior periods have been reclassified on this basis. The Company recorded a net loss from discontinued operations of $208 million in 2004, compared to $69 million for the prior year.

Commenting on the year-end and fourth quarter results, Leonard Asper, CanWest's President and Chief Executive Officer, said "CanWest made important progress on many fronts in 2004 that together resulted in a significant improvement in overall results and that should contribute to positive financial results going forward. All of our international operations, including TV3 Ireland, the TEN Group in Australia and our New Zealand television and radio operations recorded their best ever financial results in 2004, with all of those operations generating substantial improvements in their respective EBITDA. Our newspaper operations also achieved a significant EBITDA gain in a still difficult Canadian advertising market. Together, these strong results more than offset disappointing results from our Canadian television operations and underscore the significant benefit derived from CanWest's diversified international mix of media assets."

"The Company's balance sheet strengthened substantially in 2004 as a result of a combination of asset sales, re-financings and the successful IPO of CanWest MediaWorks (NZ) Limited in

New Zealand. In October, the Company announced an exchange offer for Hollinger Participation Trust Notes that, if successful, will further improve our balance sheet. All in all, 2004 was a very good year for CanWest," added Mr. Asper. "While debt reduction remains a top priority, our much improved balance sheet now positions us to re-focus on growth, including organic expansion of our existing operations, and through prudent acquisitions, either in growth markets or where we can identify synergies with our existing operations."

SEGMENTED RESULTS FOR FISCAL 2004

Revenues for the Company's newspaper and online operations for the year were $1,194 million, 2% higher than pro forma revenues of $1,168 million for the same newspaper assets in fiscal 2003. Newspaper and online EBITDA for the year increased by 8% to $267 million, compared to a pro forma result of $248 million for the previous year. The EBITDA improvement was primarily attributable to increased revenues and operating cost reductions. Total circulation was down slightly, but newsprint costs, a major component of total operating costs, were stable over the year. We were encouraged during the year by the take-up of paid subscriptions to the new electronic newspapers that are now available online for all CanWest major metropolitan newspapers, as well as the National Post.

TEN's contribution to CanWest's combined EBITDA increased by 36% to $145 million for the year, the best ever result from TEN. TEN's television network retained its ratings leadership in the 16-39 young adult market and moved into second place in both the older 25-54 demographic and all viewers. Eye Corp, TEN's out-of-home advertising operation, also recorded substantial growth compared to the previous year, with revenues up by 19% and EBITDA by 221%.

CanWest MediaWorks (NZ) Limited in New Zealand also booked impressive growth during the year. Revenues at TVWorks were up 14%, and resulted in EBITDA of $23 million in fiscal 2004, an increase of 131% from EBITDA of $10 million in fiscal 2003. RadioWorks' EBITDA was up 32% to $27 million, compared to $21 million last year.

TV3 Ireland also maintained a consistent positive growth trend, with CanWest's share of its EBITDA increasing to $11 million for the year, up from $10 million last year.

The strong revenue growth trends of F2004 continued at all CanWest's international operations as we moved into F2005.

Revenues for the Company's Canadian broadcasting operations for fiscal 2004 declined by 5% to $690 million from $730 million in fiscal 2003. EBITDA for the year was $147 million, a decline of 32% from the $216 million recorded the prior year. The combined effects of lower ratings in 2003, and increased competition for advertising revenues accounted for the decline. However, strong spring ratings arrested the downward trend and there are indications of year-on-year revenue growth at Global Television as we move into the first quarter of fiscal 2005.

SEGMENTED RESULTS FOR THE 4TH QUARTER ENDED AUGUST 31, 2004

Newspaper and online operations recorded a 2% gain in revenues to $281 million for the quarter, compared to revenues of $276 million for the fourth quarter of fiscal 2003. EBITDA increased by 3% to $53 million from $52 million last year. The gains were attributable to a combination of a modest improvement in advertising markets and operating cost reductions.

CanWest's non-Canadian operations all registered substantial year-over-year gains for the quarter. CanWest's 56.6% share of results of TEN reflected a 12% increase in EBITDA to $33 million for the quarter. Eye Corp. continued its strong recovery in the fourth quarter, reporting revenue gains of 30% to $11 million and an increase of more than 400% in EBITDA.

Fourth quarter EBITDA at TVWorks in New Zealand increased by 86% to $6 million for the quarter on a 12% gain in revenues to $30 million. RadioWorks registered similar positive momentum, with a 17% gain in EBITDA to $7 million for the quarter on an increase of 14% in radio revenues.

CanWest's share of EBITDA from TV3 Ireland increased by 59% to $2 million for the quarter

Fourth quarter revenues from Canadian television operations declined by 5% to $131 million compared to $137 million last year. Television operations reported a small EBITDA loss for the quarter. The Athens Olympics, which were carried by another network, also had a detrimental impact on revenues in August.

Other highlights of the fourth quarter and for the period following the end of the fiscal year include the following:

         - CanWest received distributions from Network TEN of A$110 million in fiscal 2004 CanWest will receive interest on its outstanding subordinated debentures of approximately A$39 million in December 2004 as a consequence of TEN's June 2004 dividend distribution. TEN's first distribution of interest and dividends for fiscal 2005, which will be based upon its earnings from July 1, 2004 to December 31, 2004, is expected to be received in January 2005.

         - In June, the Company successfully refinanced approximately $911 million of its existing senior secured credit facility at current favorable market terms. The refinancing will result in annual interest cost savings of approximately $4.5 million and extends maturity of the facilities until August 2009. The refinancing also included a number of amendments to financial covenants that increase the Company's future financial flexibility.

         - Also in June, the Company sold its 29.9% shareholding in Ulster Television Plc. The cash proceeds of $144 million were used to reduce bank debt. CanWest recorded a gain on the sale of the UTV shares of approximately $52 million in the fourth quarter.

         - CanWest MediaWorks (NZ) Limited completed a successful IPO of its shares, raising $84 million (NZ$100 million), and listed on the New Zealand Stock Exchange in July. It used the funds raised from the share issue, together with a concurrent $173 million (NZ$200 million) bank financing and further issuance of 158.7 million shares to CanWest, to acquire all of CanWest's New Zealand television and radio operations. CanWest continues to hold 70% of the new company. Cash proceeds received by the Company of $257 million (NZ$300 million) were used to reduce bank debt. CanWest recorded a gain on the transaction of $66 million in its fourth quarter.

         - In October, the Company announced an exchange offer for Hollinger Participation Trust Notes that, if successful, will further strengthen the Company's balance sheet.

         - Also in October, the Company announced the re-alignment of its Canadian and international operations under the CanWest MediaWorks and CanWest MediaWorks International banners. Rick Camilleri was appointed as President of CanWest MediaWorks and Tom Strike was named President of CanWest MediaWorks International. Several other CanWest MediaWorks' senior executive appointments were announced in October, including a new President for Canadian Television and Radio, a new President for CanWest Publications and a new President of Sales and Marketing.

CANWEST ANNOUNCES APPOINTMENT TO BOARD OF DIRECTORS

Following the regular meeting of the Board on November 2, the Company announced the appointment of Frank King of Calgary to its Board of Directors. Mr. King is President and Chief Executive Officer of Metropolitan Investment Corporation and is the former Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988. Mr. King, 67, is a Director of the Calgary Chamber of Commerce, Acclaim Energy Inc., Networc Health Inc., The Westaim Corporation, Agrium Inc., and Wi-Lan Inc. and is a Trustee of Rio-Can Real Estate Investment Trust.

The Company also announced that it had accepted the resignations of two of its non-independent directors. Leaving the Board are Thomas C. Strike, President of CanWest MediaWorks International and Richard C. Camilleri, President of CanWest MediaWorks, both of whom were elected to the Board on an interim basis in January 2004.

This press release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Company's financial statements are available on the corporate website: www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com) is an international media company, and also Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

                                      -30-

For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841

gelliot@canwest.com

John Maguire
Chief Financial Officer
Tel: (204) 956-2025
Fax: (204) 947-9841

jmaguire@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)

                                             FOR THE THREE MONTHS ENDED AUGUST 31
                                             ------------------------------------
                                                   2004              2003
REVENUE

TELEVISION

Canada                                              130,590        136,946
Australia - Network TEN                              99,284         90,366
New Zealand - 3 and C4                               29,682         26,426
Ireland - TV3                                         7,110          5,970
                                                   --------       --------
                                                    266,666        259,708

RADIO - NEW ZEALAND                                  21,418         18,746

PUBLICATIONS AND ONLINE - CANADA                    280,807        276,290

OUTDOOR - AUSTRALIA                                  11,301          8,715
                                                   --------       --------

TOTAL COMBINED REVENUE(1)                           580,192        563,459
Elimination of equity accounted affiliates(2)      (110,585)       (99,081)
                                                   --------       --------
TOTAL CONSOLIDATED REVENUE                          469,607        464,378
                                                   ========       ========

OPERATING PROFIT
TELEVISION
Canada                                                  (20)         9,513
Australia - Network TEN                              33,054         29,511
New Zealand - 3 and C4                                5,630          3,032
Ireland - TV3                                         1,712          1,078
                                                   --------       --------
                                                     40,376         43,134

RADIO - NEW ZEALAND                                   6,544          5,583

PUBLICATIONS AND ONLINE - CANADA                     53,348         51,986

OUTDOOR - AUSTRALIA                                   2,330            454
                                                   --------       --------

SEGMENT OPERATING PROFIT                            102,598        101,157

Corporate expenses                                    6,453          6,016
Restructuring and film and television program
impairment expenses                                   2,445          9,169
                                                   --------       --------

COMBINED OPERATING PROFIT (EBITDA)(1)                93,700         85,972
Elimination of equity accounted affiliates(2)       (35,384)       (19,649)
                                                   --------       --------
CONSOLIDATED OPERATING PROFIT (EBITDA)               58,316         66,323
                                                   ========       ========

(1) Segmented results include the Company's 56.6% economic interest in Network TEN.

(2) Elimination of proportionate interest in Australia's Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                          FOR THE YEAR ENDED AUGUST 31
                                                          ----------------------------

                                                      2004                2003         2003
                                                                                     PROFORMA
REVENUE                                                                                 (2)
TELEVISION
Canada                                                690,302          730,407          730,407
Australia - Network TEN                               409,204          336,362          336,362
New Zealand - 3 and C4                                108,236           95,055           95,055
Ireland - TV3                                          34,152           32,490           32,490
                                                   ----------       ----------       ----------
                                                    1,241,894        1,194,314        1,194,314

RADIO - NEW ZEALAND                                    86,717           73,400           73,400

PUBLICATIONS AND ONLINE - CANADA                    1,193,627        1,208,180        1,168,224

OUTDOOR - AUSTRALIA                                    43,742           36,656           36,656
                                                   ----------       ----------       ----------

TOTAL COMBINED REVENUE(1)                           2,565,980        2,512,550        2,472,594
Elimination of equity accounted affiliates(3)        (452,946)        (373,018)        (373,018)
                                                   ----------       ----------       ----------
TOTAL CONSOLIDATED REVENUE                          2,113,034        2,139,532        2,099,576
                                                   ==========       ==========       ==========

OPERATING PROFIT
TELEVISION
Canada                                                147,430          216,346          216,346
Australia - Network TEN                               145,328          106,975          106,975
New Zealand - 3 and C4                                 23,291           10,095           10,095
Ireland - TV3                                          10,591            9,729            9,729
                                                   ----------       ----------       ----------
                                                      326,640          343,145          343,145

RADIO - NEW ZEALAND                                    27,488           20,751           20,751

PUBLICATIONS AND ONLINE - CANADA                      267,343          258,496          248,391

OUTDOOR - AUSTRALIA                                     8,215            2,560            2,560
                                                   ----------       ----------       ----------
SEGMENT OPERATING PROFIT                              629,686          624,952          614,847

Corporate expenses                                     27,110           23,213           23,213
Restructuring and film and television program
  impairment expenses                                   2,445           23,305           23,305
                                                   ----------       ----------       ----------
COMBINED OPERATING PROFIT (EBITDA)(1)                 600,131          578,434          568,329
Elimination of equity accounted affiliates(3)        (153,543)         (99,219)         (99,219)
                                                   ----------       ----------       ----------
CONSOLIDATED OPERATING PROFIT (EBITDA)                446,588          479,215          469,110
                                                   ==========       ==========       ==========

(1) Segmented results include the Company's 56.6% economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold February 14, 2003.

(3) Elimination of proportionate interest in Australia's Network TEN and Outdoor, which are equity accounted in the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                        FOR THE THREE MONTHS ENDED               FOR THE YEAR ENDED
                                                        --------------------------         --------------------------
                                                       AUGUST 31,         AUGUST 31,        AUGUST 31,        AUGUST 31,
                                                         2004               2003              2004              2003
REVENUE                                                    469,607          464,378           2,113,034         2,139,532
Operating expenses                                         277,409          280,043           1,124,543         1,115,849
Selling, general and administrative expenses               131,437          119,159             539,458           531,479
Restructuring expenses                                       2,445           (1,147)              2,445            12,989
                                                    --------------      ------------      -------------     -------------
                                                            58,316            66,323            446,588           479,215
Amortization of intangibles                                  4,375             4,375             17,500            17,500
Amortization of property, plant and equipment               14,826            15,917             71,179            70,688
Other amortization                                           1,365             1,922              5,035             7,087
                                                     -------------       -----------      -------------     -------------
OPERATING INCOME                                            37,750            44,109            352,874           383,940
Interest expense                                           (72,822)          (84,464)          (310,572)         (352,966)
Interest income                                              2,899                -               9,141                 -
Amortization of deferred financing costs                    (2,002)           (1,062)            (7,864)           (8,247)
Interest rate swap (losses)                               (100,660)           (9,381)          (110,860)          (23,015)
Foreign exchange gains                                      41,338             4,477             45,104             3,918
Investment gains and losses net of write-down              113,254           (10,591)           110,794             9,240
Dividend income                                                  -                 -              3,738             3,532
                                                     -------------       -----------      -------------     -------------
                                                            19,757           (56,912)            92,355            16,402
Provision (recovery) for income taxes                      (22,971)          (12,770)           (10,181)            2,533
                                                     --------------      ------------     --------------    -------------
EARNINGS BEFORE THE FOLLOWING                               42,728           (44,142)           102,536            13,869
Minority interest                                             (478)               -                (478)                -
Interest in earnings of Network TEN                         22,724            52,250             99,889           101,339
Interest in loss of other equity accounted
  affiliates                                                   (69)             (297)              (625)           (1,332)
Realized currency translation adjustments                   (5,138)              229             (7,023)              922
                                                     --------------      -----------      --------------    -------------
Net earnings from continuing operations                     59,767             8,040            194,299           114,798
EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS                 2,199           (52,752)          (207,777)          (68,710)
                                                    --------------      -------------     --------------    --------------
Net earnings (loss) for the period                          61,966           (44,712)           (13,478)           46,088
                                                    ==============      =============     ==============    =============
EARNINGS PER SHARE FROM CONTINUING OPERATIONS:
      BASIC                                              $0.34               $0.05             $1.10             $0.60
      DILUTED                                            $0.34               $0.05             $1.10             $0.60
EARNINGS (LOSS) PER SHARE:
      BASIC                                              $0.35              ($0.25)           ($0.08)            $0.22
      DILUTED                                            $0.35              ($0.25)           ($0.08)            $0.22

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